November 22, 1998



                                                        CONTACT: Media Relations
                                                                 John P. Barnett
                                                                    713/627-4072


             DUKE ENERGY BUYS GATHERING, PROCESSING AND MARKETING
                       BUSINESS OF UNION PACIFIC RESOURCES


DENVER - Duke Energy Field Services Inc. has reached an agreement to purchase the natural gas gathering, processing, fractionation and natural gas liquids
(NGL) pipeline business of Union Pacific Resources (known as UPFuels) as well as UPR's natural gas and NGL marketing activities for $1.35 billion.

These assets, combined with Duke Energy's current assets, will make Duke Energy the nation's largest producer of NGLs with production in excess of 200,000 barrels per day. This purchase also will make Duke Energy one of the largest gatherers of natural gas and one of the largest marketers of natural gas and NGLs in the United States.

This acquisition increases to 60 from 41 the number of processing facilities in which Duke Energy owns all or a partial interest. It also increases to 47 from 30 the number of processing plants that Duke Energy operates. This acquisition adds 2.3 billion cubic feet per day (Bcf/d) of processing capacity to the existing 4.6 Bcf/d of capacity for a total of 6.9 Bcf/d of capacity. It also expands Duke Energy's fractionation capacity by 118,000 barrels per day (Bbl/d) for a combined total of 200,000 Bbl/d. Additionally, it adds 7,200 miles of pipeline to Duke Energy's existing 19,800 miles of pipe for a total of 27,000 miles of pipeline.

"The purchase of these assets advances Duke Energy's strategy of growing its non-jurisdictional earnings and positions Duke Energy Field Services as a major, top-tier participant in the consolidating midstream gas industry," said Jim Mogg, president and chief executive officer of Duke Energy Field Services. "These are quality assets that both complement our existing assets as well as expand our asset base into new geographic areas with anticipated growth."
                                     (more)

Under the agreement, much of UPR's U.S. production will be gathered and processed by Duke Energy for a minimum of 10 years. UPR also will dedicate for five years most of its natural gas and NGL production to Duke Energy for marketing.

"These assets will give us a much greater market presence in areas that we believe will see significant growth, such as Texas, Louisiana and the Rocky Mountains," said Rick Priory, chairman, president and chief executive officer of Duke Energy Corporation. "These assets are strategically located in parts of the country where Duke Energy will focus on developing regional energy centers. We believe growth opportunities in natural gas processing and gathering will offer better returns for our shareholders over time."

The purchase is contingent on receiving approval under the Hart-Scott-Rodino Act. The transaction is expected to close at the end of the first quarter of 1999.

Duke Energy Field Services also has recently announced several other expansions: the purchase of several natural gas gathering systems and processing plants from ONEOK Inc.; plans to build a natural gas processing plant with ONEOK in southern Oklahoma; and the purchase of the Roberts Ranch natural gas processing plant in Midland County located in West Texas.

Duke Energy Field Services Inc., with about 250 employees in its Denver headquarters, is one of the nation's largest gatherers and processors of natural gas and one of the largest marketers of natural gas liquids. The company also provides intrastate natural gas transportation and storage, and financial services for producers.

Duke Energy (NYSE:DUK) is a global energy company with more than $24 billion in assets. Duke Energy companies provide electric service to approximately 2 million customers; operate pipelines that deliver 12 percent of the natural gas consumed in the United States; and are leading marketers of electricity, natural gas and natural gas liquids. Globally the companies develop, own and operate energy facilities and provide engineering, management, operating and environmental services. Contact Duke Energy on the World Wide Web at http://www.duke-energy.com.


                                    # # #

Note to Editors: There is a map of the Duke Energy Field Services assets available on the Internet.